Dragon Victory International Limited

Room 1803, Yintai International Building, Kejiguan Road,

Binjiang District, Hangzhou, Zhejiang Province, China

+86-571-82213772

VIA EDGAR

Mr. Ronald (Ron) E. Alper

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Real Estate & Construction

100 F Street, N.E.

Washington, DC 20549

February 11, 2021

Re:	Dragon Victory International Limited
Registration Statement on Form F-3
Filed February 3, 2021
File No. 333-252688

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Dragon Victory International Limited (the “Registrant”) hereby requests acceleration of effectiveness of the above referenced Registration Statement so that it will become effective at 4:30 p.m. EST on February 12, 2021, or as soon as thereafter practicable.

Please note that we acknowledge the following:

•	should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Registrant may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

By: /s/ Limin Liu Name: Limin Liu Title: Chief Executive Officer, Chairman of the Board of Directors, and Director

cc:	Ying Li, Esq.,
Hunter Taubman Fischer & Li LLC